Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces closing of sale of 25% interest in Cerro Casale

Toronto, Ontario, March 31, 2010 – Kinross Gold Corporation (TSX:K, NYSE: KGC) (“Kinross”) announced today the closing of its sale of 25% of the Cerro Casale project in Chile to Barrick Gold Corporation (“Barrick”), previously announced on February 17, 2010.

The total transaction value to Kinross was approximately US$474 million, comprised of approximately US$454 million in cash (after adjusting for working capital) plus the assumption by Barrick of a US$20 million contingent obligation. Kinross now owns 25%, and Barrick 75%, of the Cerro Casale project.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo

Vice-President, Investor Relations

phone: 416-365-2744

erwyn.naidoo@kinross.com

www.kinross.com